UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces Third Quarter 2026

Production and Sales Volumes

Lima, Peru, October 15, 2026 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced its production and sales volumes for third quarter of 2026.

Production by Metal

	Three Months Ended September 30, 2026	Nine Months Ended September 30, 2026	2026 Updated Guidance (1)
Gold ounces produced
El Brocal	4,731	13,557	15.0k - 17.0k
San Gabriel	599	5,059	15.0k - 20.0k
Julcani	3,735	8,949	11.0k - 13.0k
Orcopampa	12,362	41,335	48.0k - 53.0k
Tambomayo	4,034	10,030	9.0k - 11.0k
La Zanja	3,547	10,625	14.0k - 17.0k
Total Direct Operations (2)	29,009	89,556	112.0k - 131.0k
Coimolache	25,418	70,112	90.0k - 100.0k
Total Incl. Associated Companies (3)	37,375	112,437	142.3k - 164.5k

Silver ounces produced
Uchucchacua	565,020	1,687,023	2.5M - 2.8M
Yumpag	1,915,570	6,319,491	8.5M - 9.0M
El Brocal	390,292	1,368,582	1.5M - 1.7M
San Gabriel	420	2,748	-
Julcani	291,370	754,835	1.0M - 1.2M
Orcopampa	3,227	9,253	-
Tambomayo	182,691	703,060	0.9M - 1.1M
La Zanja	11,929	36,178	-
Total Direct Operations (2)	3,360,520	10,881,170	14.4M - 15.8M
Coimolache	113,074	336,929	0.3M - 0.4M
Total Incl. Associated Companies (3)	3,255,320	10,488,396	13.9M - 15.3M

Lead metric tons produced
Uchucchacua	3,702	10,740	17.0k - 19.0k
Julcani	112	406	-
Tambomayo	456	1,259	1.5k - 1.8k
Total Direct Operations (2)	4,270	12,406	18.5k - 20.8k

Zinc metric tons produced
Uchucchacua	6,433	20,419	27.0k - 30.0k
Tambomayo	505	1,259	1.6k - 1.8k
Total Direct Operations (2)	6,938	21,678	28.6k - 31.8k

Copper metric tons produced
El Brocal	13,534	37,775	48.0k - 53.0k
Julcani	68	200	-
Total Direct Operations (2)	13,602	37,975	48.0k - 53.0k

1.	2026 guidance, including production guidance, constitutes forward-looking statements and reflects management's current estimates or expectations and assumptions as of the date of this press release. Such guidance is not a guarantee of future performance, and actual results may differ materially.
2.	Includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
3.	Includes 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.

Sales Volumes by Metal

	Three Months Ended September 30, 2026	Nine Months Ended September 30, 2026
Gold ounces sold
El Brocal	1,974	5,638
San Gabriel	1,418	4,621
Julcani	3,448	8,119
Orcopampa	12,353	41,407
Tambomayo	3,736	9,092
La Zanja	2,392	9,555
Total Direct Operations (1)	25,321	78,431
Coimolache	23,868	67,088
Total Incl. Associated Companies (2)	34,129	103,155

Silver ounces sold
Uchucchacua	978,407	2,169,607
Yumpag	1,899,002	6,005,133
El Brocal	251,641	1,015,437
San Gabriel	370	1,624
Julcani	261,716	642,601
Orcopampa	3,946	10,226
Tambomayo	164,608	626,359
La Zanja	9,235	43,167
Buenaventura Trading (3)	20,365	62,446
Total Direct Operations (1)	3,589,290	10,576,599
Coimolache	106,343	322,176
Total Incl. Associated Companies (2)	3,534,869	10,314,118

Lead metric tons sold
Uchucchacua	3,387	9,964
Yumpag	174	468
Julcani	79	288
Tambomayo	331	899
Total Direct Operations (1)	3,970	11,619

Zinc metric tons sold
Uchucchacua	5,364	16,423
Tambomayo	359	914
Total Direct Operations (1)	5,724	17,338

Copper metric tons sold
El Brocal	12,554	34,956
Julcani	14	22
Tambomayo	85	193
Buenaventura Trading (3)	2,168	6,551
Total Direct Operations (1)	14,821	41,722

1.	Includes 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 100% of Buenaventura Trading.
2.	Includes 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of Buenaventura Trading, 61.43% of El Brocal and 40.094% of Coimolache.
3.	Buenaventura Trading is an entity through which Buenaventura purchases copper concentrate from Freeport, produced at Cerro Verde, in which Buenaventura holds a 19.58% ownership interest. The concentrate is subsequently sold on the spot market through Buenaventura Trading.

Average Realized Prices (1)(2)

	Three Months Ended September 30, 2026	Nine Months Ended September 30, 2026
Gold (US$/Oz)	4,216	4,475
Silver (US$/Oz)	57.82	82.07
Lead (US$/MT)	1,612	1,751
Zinc (US$/MT)	3,987	3,585
Copper (US$/MT)	15,190	14,343

1.	Based on Buenaventura’s consolidated figures.
2.	Realized prices include provisional pricing and final pricing adjustments.

Commentary on Operations

Uchucchacua:

•	3Q26 silver, lead and zinc production was in line with projections.
•	2026 guidance remains unchanged.

Yumpag:

•	3Q26 silver production was in line with projections. The lower grades recorded during the quarter were consistent with the mine plan.
•	2026 guidance remains unchanged.

El Brocal:

•	3Q26 copper, silver and gold production was in line with projections. As planned, the operation achieved a processing rate of 13,500 tons per day (tpd) by quarter-end.
•	2026 guidance remains unchanged.

San Gabriel:

•	3Q26 gold production was below projections due to lower ore throughput during the ramp-up phase. Processing was constrained for most of the quarter as the first phase of reinforcement work on the tailings filtration system was completed. Processing resumed during the final week of September, with processing throughput recovering to approximately 1,300 tpd by quarter-end. Additional reinforcement work will be undertaken progressively, one filter at a time, over the next six months, to support the continued ramp-up and resolve this processing constraint in the first half of 2027. Despite these temporary processing constraints, mining activities continued throughout the quarter, with mining rates stabilizing at 1,700 tpd by quarter-end, resulting in a stockpile of approximately 100,000 metric tons at quarter-end.
•	2026 gold production guidance has been revised to reflect the updated ramp-up schedule and temporary constraints related to the tailings filtration system.

Coimolache:

•	3Q26 gold and silver production was in line with projections.
•	2026 guidance remains unchanged.

Julcani:

•	3Q26 gold production slightly exceeded projections, primarily due to higher-than-planned contribution from gold-rich zones. Conversely, silver production was below projections, reflecting lower-than-planned contribution of ore from silver-rich zones during the quarter.
•	2026 production guidance has been revised to reflect the expected production mix.

Orcopampa:

•	3Q26 gold production slightly exceeded projections, primarily due to higher ore throughput.
•	2026 guidance remains unchanged.

Tambomayo:

•	3Q26 gold production exceeded projections, driven by higher-than-expected gold grades.
•	3Q26 silver, lead and zinc production was in line with projections.
•	2026 guidance remains unchanged.

La Zanja:

•	3Q26 gold production was in line with projections.
•	2026 guidance remains unchanged.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest publicly traded precious and base metals mining Company and a major holder of mining rights in Peru. The Company engages in the exploration, development, mining, processing and sale of gold, silver and base metals through its wholly-owned operations and interests in joint ventures. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, San Gabriel*, El Brocal and Coimolache).

The Company holds a 19.58% ownership interest in Sociedad Minera Cerro Verde, a major Peruvian copper producer, alongside Freeport-McMoRan Inc. and Sumitomo Corporation.

(*) Wholly owned operations.

Note on Forward-Looking Statements

This press release may contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Words such as "anticipate," "believe," "estimate," "expect," "guidance," "intend," "plan," "project," "target," "will" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include those concerning Compañía de Minas Buenaventura S.A.A.’s (the "Company") and Sociedad Minera Cerro Verde S.A.A.’s production guidance, operating performance, costs and expenses, mine development and ramp-up schedules, results of exploration, improvements in operating efficiency, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future exploration, development and production, the Company's and its subsidiaries' plans for capital expenditures and estimates of reserves. These forward-looking statements reflect the Company's current expectations and assumptions regarding its future operating and financial performance and are not guarantees of future performance. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of these and other risks and uncertainties, including those discussed in the Company's filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date of this release, and the Company undertakes no obligation to update or revise them, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: October 15, 2026	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer